(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sally Samuels

RE:

Variable Insurance Products Fund
Variable Insurance Products Fund II
Variable Insurance Products Fund III
Variable Insurance Products Fund IV (the trusts):

On behalf of all funds in the trusts as listed at the conclusion of this letter (the funds)

File Nos. 811-03329; 811-05511; 811-07205; 811-03759

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Form of Proxy to be sent to shareholders of the funds in connection with Special Meetings of Shareholders of the funds to be held on May 14, 2008. Pursuant to Rule 14a-3(c), the required informational copy of each fund's Annual Report for the fiscal period ended December 31, 2006 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about March 17, 2008, and in order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than February 11, 2008.

The proposals for consideration by shareholders are as follows. To facilitate the Staff's review of this filing, we make the following representations concerning disclosure for the proxy proposals included herein:

1. To elect a Board of Trustees.

2. To amend the Declaration of Trust to reduce the required quorum for shareholder meetings.

Each funds' Declaration of Trust currently provides that a majority of the shares entitled to vote shall be a quorum for the transaction of business at a shareholders' meeting. As amended, the Declaration of Trust (Article VIII, Section 3) would reduce the quorum required to one-third of the shares entitled to vote. This proposal is substantially similar to that contained in the proxy statement for Fidelity Investment Trust (811-4008) filed on September 14, 2007. We do not believe that this proposal requires review.

List of funds in each trust:

Variable Insurance Products Fund: Equity-Income Portfolio, Growth Portfolio, High Income Portfolio, Overseas Portfolio, and Value Portfolio.

Variable Insurance Products Fund II: Contrafund Portfolio, Disciplined Small Cap Portfolio, and Index 500 Portfolio.

Variable Insurance Products Fund III: Aggressive Growth Portfolio, Balanced Portfolio, Dynamic Capital Appreciation Portfolio, Growth & Income Portfolio, Growth Opportunities Portfolio, Mid Cap Portfolio, and Value Strategies Portfolio.

Variable Insurance Products Fund IV: Consumer Discretionary Portfolio, Consumer Staples Portfolio, Emerging Markets Portfolio, Energy Portfolio, Financial Services Portfolio, Growth Stock Portfolio, Health Care Portfolio, Industrials Portfolio, International Capital Appreciation Portfolio, Materials Portfolio, Real Estate Portfolio, Technology Portfolio, Telecommunications Portfolio, Utilities Portfolio, and Value Leaders Portfolio.

Please contact Jamie Plourde at (617) 563-1375 with any questions or comments relating to this filing.

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/s/ Ilia Iovtchev
Ilia Iovtchev
Legal Product Group